

July 11, 2022                                                                 TSX | NYSE | LSE: WPM
Vancouver, British Columbia

# WHEATON PRECIOUS METALS TO RELEASE 2022 SECOND QUARTER RESULTS ON AUGUST 11, 2022

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. will release its 2022 Second quarter results on Thursday, August 11, 2022, after market close.

A conference call will be held on Friday, August 12, 2022 starting at 11:00 am ET (8:00am PT) to discuss these results. To participate in the live call please use one of the following methods:

| | |
|---|---|
| Dial toll free from Canada or the US: | 1-888-664-6383 |
| Dial from outside Canada or the US: | 1-416-764-8650 |
| Pass code: | 06939369 |
| Live webcast: | [Webcast URL](#) |

The accompanying slideshow will also be available in PDF format on the 'Events' page of the Wheaton Precious Metals [website](#) before the conference call.

The conference call will be recorded and available until August 19, 2022 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

| | |
|---|---|
| Dial toll free from Canada or the US: | 1-888-390-0541 |
| Dial from outside Canada or the US: | 1-416-764-8677 |
| Pass code: | 939369 # |
| Archived webcast: | [Webcast URL](#) |

## About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton creates sustainable value through streaming.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations and Sustainability
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: [www.wheatonpm.com](http://www.wheatonpm.com)